Exhibit 99.2

Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

(Commission File No. 001-39447)

♦WSJ NEWS EXCLUSIVE | BUSINESS

CCC Information Services to Go Public in $6.5 Billion SPAC Merger

Auto-insurance IT provider will merge with a SPAC backed by Dragoneer Investment Group

Eric Wei, left, a managing director of Advent, said CCC ‘is in the first inning in digitizing’ the car-insurance industry’s claims process.

PHOTO: PAUL BRUINOOGE/PATRICK MCMULLAN/GETTY IMAGES

By	Maureen Farrell	and	Leslie Scism

Updated Feb. 3, 2021 9:07 am ET

CCC Information Services Inc. is teaming up with a special-purpose acquisition company to go public in a deal that values the IT provider to car insurers at $6.5 billion.

CCC will merge with a SPAC backed by Dragoneer Investment Group in a deal worth $7 billion including debt, the companies said Wednesday, confirming an earlier Wall Street Journal report.

Chicago-based CCC’s technology allows policyholders of insurance companies to upload photos into a mobile app from an accident scene and, moments later, get a repair estimate via artificial intelligence. The company counts more than 300 insurers, 25,000 collision-repair facilities, dozens of auto makers and thousands of parts suppliers as its clients. Its technology connects these parties to get claims handled and vehicles repaired after wrecks.

The 41-year-old business, majority-owned by private-equity firm Advent International, is part of a wave of companies making their public-market debuts through SPACs rather than traditional initial public offerings. SPACs, also known as blank-check companies, turn the IPO process on its head by going public and raising cash without a business, and then searching for one to combine with.

The blank-check company in this case, Dragoneer Growth Opportunities Corp. , went public in August, raising $690 million.

Through the merger and an associated fundraising known as a PIPE, CCC will generate proceeds of nearly $1 billion.

Some of that is to go toward software research and development as techniques including artificial intelligence and machine learning are increasingly used to speed up and improve the claims and repair experiences of policyholders with damaged vehicles.

Among other efforts, car insurer USAA has been working since 2019 with Alphabet Inc.’s Google Cloud unit to develop a photo-based estimating program for its policyholders.

Private companies are flooding to special-purpose acquisition companies, or SPACs, to bypass the traditional IPO process and gain a public listing. WSJ explains why some critics say investing in these so-called blank-check companies isn’t worth the risk.

Illustration: Zoë Soriano/WSJ

Last week, a London technology startup, Tractable, announced a partnership with Hartford Financial Services Group Inc. to use artificial intelligence to shorten the time between car wreck and repair at the body shop. Tractable is working with one of CCC’s rivals, Mitchell International Inc.

“We really think in the next five years, the pace of digitization we are seeing across our customer base will accelerate,” CCC Chief Executive Githesh Ramamurthy said in an interview. The firm is already spending $100 million annually on research and development, he said.

Eric Wei, a managing director at Advent, said CCC “is in the first inning in digitizing” the car-insurance industry’s claims process.

He said CCC was approached by several SPACs about a deal as it was preparing for an IPO. It opted to engage solely with Dragoneer because of the investment firm’s record and experience working with technology companies.

In addition to Dragoneer, which is known for backing tech startups like Airbnb Inc., Snowflake Inc. and Slack Technologies Inc., CCC will add mutual-fund firms Fidelity Investments and T. Rowe Price Group Inc., as well as Michael Bloomberg’s family office, Willett Advisors, as investors. None of CCC’s existing investors is selling as part of the deal.

Marc Stad, Dragoneer’s founder and portfolio manager, said there was so much demand that they kept the investor base very narrow.

The company will be renamed CCC Intelligent Solutions Holdings Inc. and is to start trading on the New York Stock Exchange when the merger closes. That is expected to happen in the second quarter.

Write to Maureen Farrell at maureen.farrell@wsj.com and Leslie Scism at leslie.scism@wsj.com

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by Dragoneer that will include a prospectus with respect to the Company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the business combination. Dragoneer urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Dragoneer, CCC and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).